UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number 000-17204
CUSIP Number 4566 3L403
NOTIFICATION OF LATE FILING
(Check one):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — Registrant Information

Full Name of Registrant: Infinity Energy Resources, Inc. (the “Company”)
Address of Principal Executive Office (Street and Number): 633 Seventeenth Street, Suite 1800
City, State and Zip Code: Denver, Colorado 80202

PART II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed, the Company is in default under its Loan Agreement with Amegy Bank N.A. and is currently in discussions with Amegy regarding the consequences of such defaults. The Company therefore requires additional time to proceed with these discussions with Amegy and complete its preparation of the Annual Report on Form 10-K. Consequently, the Company is unable to file its Form 10-K prior to the filing deadline without incurring unreasonable effort or expense.

PART IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

	(Name) Stanton E. Ross	(Area Code) (720)	(Telephone No.) 932-7800

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of

1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s).

	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒ Yes	☐ No
     Although we do not have completed financial statements for the year ended December 31, 2007, we expect that the changes in the Company’s full-year results for 2007, as compared to 2006, will be consistent with the changes previously reported in our financial statements for the nine months ended September 30, 2007.

Infinity Energy Resources, Inc.

(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2008	By:	/s/ Stanton E. Ross
		Name:	Stanton E. Ross
		Title:	Chief Executive Officer